Exhibit 99.4

NEWS RELEASE

International Game Technology PLC Releases Notice of

2020 Annual General Meeting and 2019 Annual Report and
Accounts

LONDON, U.K. – May 25, 2020 – International Game Technology PLC (“IGT”) (NYSE: IGT) announces that it has today published its Notice of the 2020 Annual General Meeting (“AGM”) and 2019 Annual Report and Accounts for the period from January 1, 2019 to December 31, 2019. IGT provided information for the AGM, which will be held at IGT’s Registered Office, Marble Arch House, 66 Seymour Street, Second Floor, London, W1H 5BT, on June 25, 2020, at 3:00 p.m. British Summer Time (BST).

The Notice of the AGM and the 2019 Annual Report and Accounts can be found in the Investor Relations section of www.IGT.com, along with IGT’s 2019 Annual Report on Form 20-F. These materials can be viewed online and are also available for download in PDF format. IGT’s 2019 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on March 3, 2020 and is accessible at www.sec.gov.

2020 AGM and COVID-19

In light of the COVID-19 pandemic and in line with latest UK Government’s measures to restrict travel and public gatherings of more than two people, the AGM will be restricted to two attendees (for example, the Chairperson and one other Director), both of whom will be shareholders for the purposes of forming a quorum, in addition to the usual supporting staff, reduced to a minimum and bound to the strictest observance of the Governmental recommended precautions. The Company advises that other shareholders must not attend the AGM in person. Any other shareholder above the number necessary to form a quorum seeking to attend the AGM will be refused entry.

The AGM will be restricted to formal business only, and resolutions will be put to a vote on a poll. All shareholders are encouraged to vote using proxy voting in accordance with the instructions printed on the proxy form. Shareholders are strongly advised to appoint the Chairperson of the meeting as proxy to ensure their vote is counted. Details on how shareholders can vote via a proxy are available in the Notice of the AGM and in the accompanying proxy form. Proxy votes should be returned by 3.00 p.m. (BST) on June 23, 2020, in line with the requirements set out in the Notice of the AGM.

As usual, the results of voting on the proposed AGM resolutions will be published after the AGM and will be available on the Company’s website.

Shareholders can send any questions relating to the business of the AGM in advance of the meeting to the Company Secretary, International Game Technology Plc, Marble Arch House, 66 Seymour Street, Second Floor, London, W1H 5BT or IGT_AGM@IGT.com.  Answers will be published as soon as possible in the Investor Relations section of www.IGT.com.

Further AGM updates

Shareholders should be aware that arrangements for the AGM may change at short notice. The Board will keep the COVID-19 pandemic in consideration and recommend that shareholders continue to monitor the Company’s website and announcements for any updates in relation to the AGM.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190